Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	10 July 2007	*No of sheets:*	*1*

Current report 39/2007

SUPPL

The Management Board of KGHM Polska Miedź S.A. announces that on 10 July 2007 the Chairman of the Superviso y Board of the Company Adam Glapiński – submitted his resignation from serving as a Member of the Supervisory Board of KGHM Polska Miedź S.A.
The cause of his resignation is his being selected as president of Polkomtel S.A.

Legal basis: § 5 sec. 1 point 21 cf the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

[redacted]

07025239

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

B

Leszek Mierzwa

dlw 7/17

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	10 July 2007	*No of sheets:*	*1*

Current report 39/2007

The Management Board of KGHM Polska Miedź S.A. announces that on 10 July 2007 the Chairman of the Supervisory Board of the Company Adam Glapiński – submitted his resignation from serving as a Member of the Supervisory Board of KGHM Polska Miedź S.A.
The cause of his resignation is his being selected as president of Polkomtel S.A.

Legal basis: § 5 sec. 1 point 21 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

END